1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
Tel: 215.963.5000                                              Counselors at Law
Fax: 215.963.5001


DAVID W. FREESE
ASSOCIATE
215.963.5862
DFREESE@MORGANLEWIS.COM

September 5, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund: Registration Statement on Form N-14
    (File No. 333-189978)
    ----------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Acquiring Trust"), this letter responds to the oral comments you provided on behalf of the staff of the U.S. Securities and Exchange Commission (the "SEC") on August 7, 2013, regarding the Acquiring Trust's registration statement on Form N-14 filed with the SEC on July 16, 2013 (the "Registration Statement") with respect to the reorganization of the Invesco Disciplined Equity Fund (the "Target Fund"), a series of AIM Equity Funds (Invesco Equity Funds) (the "Target Trust"), into the AT Disciplined Equity Fund (the "Acquiring Fund" and together with the Target Fund, the "Funds" and each, a "Fund"), a newly created series of the Acquiring Trust (the "Reorganization"). We have summarized your comments and questions below, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

COMMENTS ON THE PROXY STATEMENT/PROSPECTUS

1. COMMENT. In the second sentence of the fourth paragraph under the heading "Introduction," please replace the word "should" with "will," or disclose the reasons that the Reorganization may not be tax-free to shareholders.



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Dominic Minore
September 5, 2013
Page 2

     RESPONSE. The Acquiring Trust notes that the "Introduction" section of the Proxy Statement/Prospectus is meant to introduce briefly the Proposals set forth in the Proxy Statement/Prospectus and is not meant to provide a detailed discussion of the tax implications of the Reorganization. The "Federal Income Tax Considerations" section of the Proxy Statement/Prospectus describes in detail the circumstances under which the Reorganization may not qualify as a tax-free reorganization (I.E., if the IRS determines that the Reorganization does not qualify for tax-free treatment). In response to the comment, the second sentence of the fourth paragraph under the heading "Introduction" has been revised, and a new third sentence has been added, as follows:

     "The Reorganization is anticipated to be a tax-free transaction, meaning that shareholders are not expected to be required to pay any federal income tax in connection with the Reorganization. For more detailed information about the federal income tax consequences of the Reorganization, please refer to the section titled 'Federal Income Tax Considerations' below."

2. COMMENT. If the Acquiring Fund's prospectus will not be effective when the Proxy Statement/Prospectus is mailed to shareholders, please remove references under the heading "Introduction" to the Acquiring Fund's prospectus being incorporated by reference into the Proxy
     Statement/Prospectus and update the Proxy Statement/Prospectus's disclosure with respect to the Acquiring Fund as required by Form N-14.


     RESPONSE. The Acquiring Fund's prospectus will be effective when the Proxy Statement/Prospectus is mailed to shareholders and will accompany the delivery of the Proxy Statement/Prospectus. Therefore, no changes to the disclosure have been made.

3. COMMENT. Under the heading "Introduction," please disclose information that shareholders may use to find on EDGAR all documents that are incorporated by reference into the Proxy Statement/Prospectus (E.G., filing dates and accession numbers).

     RESPONSE. The requested changes have been made.

4. COMMENT. Under the heading "Summary of Key Information -- What are the reasons for the proposed Reorganization," please disclose that the appropriate parties to the CIBC Transaction will comply with the conditions set forth in Sections 15(f)(1) and 15(f)(2) of the Investment Company Act of 1940, as amended (the "1940 Act"). Please also confirm supplementally that neither Invesco Advisers, Inc. nor any of its affiliates will receive any additional compensation contemplated by Section 15(f)(2)(B) of the 1940 Act.

     RESPONSE. The parties to the Reorganization believe that Section 15(f) does not apply to the Reorganization because the CIBC Transaction does not involve a sale of securities




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Dominic Minore
September 5, 2013
Page 3


     or any other interest in the investment adviser to the Target Fund that results in an assignment of the investment advisory contract with the Target Fund. Nonetheless, based on information provided to it by the parties to the CIBC Transaction, the Registrant confirms supplementally that each of the parties to the CIBC Transaction has represented and warranted to the other that it (including its respective "interested persons" as that term is defined under the 1940 Act and interpreted by the
     SEC) does not have, nor has it entered into, any understanding, arrangement or intention to impose an "unfair burden," within the meaning of Section 15(f), on the Fund as a result of the CIBC Transaction or the Reorganization.

5. COMMENT. Please confirm supplementally that no portfolio repositioning will need to occur in connection with the Reorganization that will cause taxable gains to shareholders.

     RESPONSE. Since (i) the Acquiring Fund and the Target Fund have the same investment objectives and principal investment strategies and (ii) the Acquiring Fund is a "shell" series that will have no assets until after the Reorganization closes, neither the Target Fund nor the Acquiring Fund will need to reposition securities in connection with the Reorganization. However, the Target Fund may buy and sell portfolio securities until the Reorganization closes in connection with its investment program, and the Acquiring Fund may buy and sell portfolio securities after the Reorganization closes in connection with its investment program, and such transactions undertaken in the ordinary course a Fund's investment activity may result in gains to shareholders.

6. COMMENT. Since there is no line item for Acquiring Fund Fees and Expenses ("AFFE") in the Current and Pro Forma Expense Tables, please confirm supplementally that the current AFFE for the Target Fund and pro forma AFFE for the Acquiring Fund after giving effect to the Reorganization is less than one basis point and is included in the "Other Expenses" line item set forth in each Expense Table.

     RESPONSE. Each of the current AFFE for the Target Fund and the pro forma AFFE for the Acquiring Fund after giving effect to the Reorganization is less than one basis point and is reflected in the "Other Expenses" line item in the respective Expense Table.

7. COMMENT. Please confirm supplementally that the Board of Trustees of the Acquiring Trust does not intend to terminate the Expense Limitation Agreement between the Acquiring Trust, on behalf of the Acquiring Fund, and Stein Roe Investment Counsel, Inc. (the "Expense Limitation Agreement") prior to one year from the date it becomes effective.

     RESPONSE. The Board of Trustees of the Acquiring Trust does not intend to terminate the Expense Limitation Agreement prior to one year from the date it becomes effective.

Dominic Minore
September 5, 2013
Page 4

8. COMMENT. Under the heading "Summary of Key Information -- Expense Example" please delete references to voluntary fee waivers and/or expense reimbursements because such fee waivers and/or expense reimbursements may never be implemented.

     RESPONSE. The requested changes have been made.

9. COMMENT. Under the heading "Summary of Key Information -- Expense Example" please confirm supplementally that the Expense Example calculations assume that the Expense Limitation Agreement will be effective for two years from the closing of the Reorganization and not for a longer period.

     RESPONSE. The Expense Example calculations assume that the Expense Limitation Agreement will be effective for two years from the closing of the Reorganization and not for a longer period.

10. COMMENT. The Expense Limitation Agreement filed as an Exhibit to the Registration Statement does not include the date upon which the initial, two-year term will terminate. Please confirm supplementally that the Expense Limitation Agreement will be effective for at least two years from the date of the closing of the Reorganization.

     RESPONSE. The Reorganization is intended to close contemporaneously with the closing of the CIBC Transaction. However, the closing of the CIBC Transaction is subject to certain conditions, and, therefore, the specific date of its closing cannot be stated with certainty at this time. As a result, the Expense Limitation Agreement also cannot provide for a specific termination date at this time. However, once the closing date of the CIBC Transaction has been determined, the final Expense Limitation Agreement will provide the specific date on which it will terminate, and such termination date will be at least two years from the date of the closing of the Reorganization.

11. COMMENT. Please confirm that the Acquiring Fund does not expect to use derivatives as part of its principal investment strategy or, alternatively, add related disclosure under the heading "Additional Information about the Funds -- Comparison of Principal Investment Strategies" that is consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

     RESPONSE. The Acquiring Fund does not expect to use derivatives as part of its principal investment strategy.

12. COMMENT. In the second sentence of the second paragraph under the heading "Additional Information about the Funds -- Comparison of Principal Investment Strategies," please identify the "other instruments that have economic characteristics




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Dominic Minore
September 5, 2013
Page 5

     similar to [equity securities]" in which the Funds may invest and add appropriate risk disclosure, as applicable.

     RESPONSE. Inclusion of the phrase "other instruments that have economic characteristics similar to [equity securities]" is intended to alert shareholders to the fact that non-equity securities that fit this criteria may be included in the 80% basket required by Rule 35d-1 under the 1940 Act, as discussed in footnote 13 of the Adopting Release to Rule 35d-1. Currently, the Funds do not invest principally in any such securities and, therefore, no additional disclosure regarding such instruments has been added to the Proxy Statement/Prospectus.

13. COMMENT. Please confirm that the Acquiring Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate emerging markets risk disclosure under the heading "Additional Information about the Funds -- Comparison of Principal Risks of Investing in the Funds."

     RESPONSE. The Registrant confirms that the Acquiring Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy.

14.  COMMENT. In the Target Fund's April 30, 2013 annual report to shareholders, the Target Fund disclosed that it invested greater than 25% of its net assets in the securities of issuers operating in the information technology sector. Please reconcile this exposure with the statement in the last sentence of the fourth paragraph under the heading "Additional Information about the Funds -- Comparison of Principal Investment Strategies" that "the portfolio managers emphasize diversification in terms of sector exposure....." If applicable, please add accompanying disclosure that the Funds focus their investments in the information technology sector as a principal investment strategy and add disclosure under the heading "Additional Information about the Funds --Comparison of Principal Risks of Investing in the Funds" relating to the risks of the Funds focusing their investments in the information technology sector.

     RESPONSE. The Target Fund's exposure to all market sectors, including the technology sector, is partly a function of the sector weightings of the Fund's benchmark, the S&P 500 Index. As the sector weightings of the S&P 500 Index fluctuate, so too do the sector weightings of the Fund, although not on a one-to-one basis as the Fund is not an index fund. The Funds will therefore remove the reference to the portfolio managers emphasizing diversification in terms of sector exposure. The Funds do not believe, however, that adding a special risk factor regarding the technology sector is needed at this time.

15. COMMENT. Please consider expanding the risk disclosure provided under the heading


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Dominic Minore
September 5, 2013
Page 6


     "Additional Information about the Funds -- Comparison of Principal Risks of Investing in the Funds." For example, consider adding disclosure relating to the risks associated with large capitalization issuers, portfolio security selection, or the impact of foreign taxes associated with investments in international securities.

     RESPONSE. The Acquiring Trust believes that the risk disclosure in this section appropriately summarizes all of the principal risks of investing in the Acquiring Fund and appropriately compares such principal risks to the principal risks of the Target Fund. In addition, the Acquiring Fund notes that an expanded discussion of the principal risks summarized in this section is provided in the section of the Acquiring Fund's prospectus entitled "More Information about Risk," and that the Acquiring Fund's prospectus will accompany the Proxy Statement/Prospectus mailed to shareholders. As a result, the Registrant respectfully declines to make the requested change.

16. COMMENT. In the first paragraph under the heading "Additional Information about the Funds -- Comparison of Business Structures, Shareholder Rights and Applicable Law," please clarify that a summary of all material differences between the governing instruments and governing law of each of the Funds is available in Exhibit C to the Proxy Statement/Prospectus or, alternatively, expand such disclosure to summarize all such material differences.

     RESPONSE. In the fourth sentence of this paragraph, the clause "and the material differences between" has been inserted between the words "of" and "the."

17. COMMENT. In the first paragraph under the heading "The Proposed Reorganization -- Summary of Agreement and Plan of Reorganization," please clarify that all material terms of the Agreement are summarized under this paragraph or, alternatively, expand such disclosure to summarize all material terms of the Agreement.

     RESPONSE. The second sentence of this paragraph has been revised and a new third sentence has been added, as follows:

     "A summary of all material provisions of the Agreement is provided below. While this summary is qualified in its entirety by reference to the form of Agreement, a copy of which is attached as Exhibit D to this Proxy Statement/Prospectus, shareholders still should read the below summary carefully."

18. COMMENT. In the fifth paragraph under the heading "The Proposed Reorganization -- Federal Income Tax Considerations," please clarify that the Reorganization will not result in material limitations on the Acquiring Fund's ability to carry forward capital losses (if any) of the Target Fund and use such losses to offset future gains. In the alternative,



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Dominic Minore
September 5, 2013
Page 7

     disclose how the Acquiring Fund will be limited materially in its ability to carry forward capital losses.

     RESPONSE. In the second sentence of this paragraph, the word "generally" has been deleted and the word "materially" has been inserted between the words "limited" and "as."

COMMENTS ON EXHIBITS

19. COMMENT. Please include in the opinion of counsel supporting the tax consequences of the Reorganization (the "Tax Opinion") that will be filed as an exhibit to a post- effective amendment to the Registration Statement the consent of counsel to the Acquiring Trust to the filing of the Tax Opinion as an exhibit to the Registration Statement and to being named in the Registration Statement.

     RESPONSE. The Tax Opinion will include our consent to the filing of the Tax Opinion as an exhibit to the Registration Statement and to being named in the Registration Statement.

20. COMMENT. In the legal opinion regarding the legality of shares issued in connection with the Reorganization, please delete the phrase "issued and" from the second-to-last paragraph. The staff believes that it is not appropriate to assume any of the material facts underlying the opinion. SEE
     Section II.B.3.a. of Staff Legal Bulletin No. 19. Please then refile the legal opinion in a post-effective amendment to the Registration Statement. In the alternative, please provide an explanation of why this statement is not an assumption of a material fact underlying the opinion.

     RESPONSE. A separate legal opinion regarding the legality of shares issued in connection with the Reorganization has been filed in response to the comment.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Acquiring Trust that: (i) the Acquiring Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (iii) if, to the Acquiring Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and



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Dominic Minore
September 5, 2013
Page 8

if the SEC subsequently, in order to protect its investigative position, so requests, the Acquiring Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Acquiring Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese